Exhibit 99.3

VERTEX ENTERS INTO STRATEGIC PARTNERSHIP WITH HERTFORDSHIRE COUNTY COUNCIL

Vertex, the business process outsourcing arm of United Utilities PLC, has entered into a strategic partnership with Hertfordshire County Council. The first phase of this partnership is a 10-year, £26 million contract for the provision of customer management and business process re-engineering services.

The aim of the strategic partnership is to transform public service delivery and continually improve services for the resident and builds on Vertex’s well established presence in the public sector, which includes partnerships with Thurrock Unitary Council, Westminster City Council and Birmingham City Council. Hertfordshire County Council provides services to more than one million people who live, work and travel in the county.

Vertex has taken on Hertfordshire County Council’s existing customer service centre and the consumer direct service centre at Stevenage, with the aim of implementing a new customer relationship management system to enhance service levels.

Around 100 employees will initially transfer from the Council’s current supplier to Vertex’s management.

Chief Executive of United Utilities, John Roberts, said:

“We are pleased to have entered into this strategic partnership with Hertfordshire County Council, which will draw on our extensive experience of transforming business processes for UK utilities and public sector clients.

This deal represents a further expansion for Vertex in the public sector and broadens its contract portfolio. The partnership builds on Vertex’s solid presence in the public sector and will help the company to capitalise on potential future outsourcing opportunities in this market.”

United Utilities' Contacts:

For further information please contact:

John Roberts, Chief Executive	+44 (0) 1925 237000
Simon Batey, Finance Director	+44 (0) 1925 237000

Darren Jameson, Investor Relations Manager	+44 (0) 1925 237033
Evelyn Brodie, Corporate and Financial Communications	+44 (0) 20 7307 0309

Notes

Vertex is a leading international provider of business process outsourcing and technology services and is one of the UK’s major customer management service suppliers. The company develops and implements a range of outsourcing solutions for many leading organisations based on a diversified portfolio of long-term contracts across private enterprise, financial services, utility, central and local government sectors. These include transformational outsourcing, combining Vertex's skills in consulting, technology and outsourced service provision to stimulate and facilitate business change and flexibility.